Calise Y. Cheng
T: + 650 843 5172
ccheng@cooley.com

March 9, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attn:     Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

Re:	Coupang, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 1, 2021
File No. 333-253030

Ladies and Gentlemen:
On behalf of Coupang, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 8, 2021 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on March 1, 2021 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.
Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021
Capitalization, page 73
1.Here and elsewhere in the filing you refer to profits interests and convertible preferred units held by Mr. Kim and by others. For clarity to investors, please disclose here and
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March 9, 2021

elsewhere as appropriate the number of interests/units held by each at December 31, 2020 and how these amounts convert into the applicable pro forma number of shares of Class A and Class B common stocks at this date. If other dates are mentioned elsewhere in the filing (for example, January 31, 2021 on page 178) in regard to these holdings, please provide the same information for those dates.
Response: The Company acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 12, 14, 71, 73, 75, 76, 78, 178, 182, and 189 accordingly. In order to aid the Staff’s review of the Amended Registration Statement, the Company is supplementally providing the Staff with the below tabular reconciliation of certain components that comprise the pro forma and pro forma as adjusted disclosures contained in the Amended Registration Statement.

	As of December 31, 2020
	Class A	Class B	Total Shares
As reported common units	62,678,765	43,143,440	105,822,205
Conversion adjustment to reduce common units (designated as profits interests) into common stock	(329,019)	—	(329,019)
Conversion of preferred units into common stock	1,196,605,432	132,859,550	1,329,464,982
Common stock outstanding, post corporate conversion*	1,258,955,178	176,002,990	1,434,958,168
Additional shares from issuance of vested restricted equity units ("REUs"), balance at December 31, 2020**	8,426,655	—	8,426,655
Conversion of convertible notes into common stock	171,755,974	—	171,755,974
Pro forma shares outstanding	1,439,137,807	176,002,990	1,615,140,797
Shares issued in this offering	100,000,000		100,000,000
Sale of Mr. Kim's shares in the offering	1,200,000	(1,200,000)	—
Pro forma as adjusted shares outstanding	1,540,337,807	174,802,990	1,715,140,797
	($ in thousands)
Convertible notes as of December 31, 2020	$589,851
Additional accrued interest through conversion	20,147
Book carrying value	609,998
Debt discount	25,464
Principal and accrued interest at conversion	$635,462
Conversion to Class A common stock	171,755,974
__________________
*    Disclosed as 1,260,155,178 shares of Class A common stock and 174,802,990 shares of Class B common stock in the Registration Statement. Such amounts have been revised to reflect the amounts shown in the table above in the Amended Registration Statement.
**    Such shares were not disclosed in the Registration Statement and are now reflected in the pro forma basis disclosure in the Amended Registration Statement.
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March 9, 2021

2.Please clearly disclose how the pro forma number of shares of Class B common stock of 174,802,990 is determined. We note no shares of Class B are outstanding at December 31, 2020.
Response: The Company acknowledges the Staff’s Comment and respectfully refers the Staff to the Company’s response to Comment 1. The Company further advises the Staff that it has revised the disclosure on pages 12, 14, 71, 73, 75, 76, 78, 178, 182, and 189 accordingly.
3.Please clearly disclose how the shares of Class A common stock of 1,260,155,178 pro forma in the second bullet on page 73 and 1,430,711,152 pro forma outstanding in the table are determined. We note no shares of Class A are outstanding at December 31, 2020.
Response: The Company acknowledges the Staff’s Comment and respectfully refers the Staff to the Company’s response to Comment 1. The Company further advises the Staff that it has revised the disclosure on pages 12, 14, 71, 73, 75, 76, 78, 178, 182, and 189 accordingly.
4.In item (ii) of the second bullet regarding the pro forma basis, you state equity-based compensation expense of $41.0 million is reflected as an increase in additional paid-in capital and accumulated deficit. However, it appears the pro forma amounts for these items have each increased by $61.1 million from the respective actual amounts. Please clarify for us and in your filing as appropriate.
Response: The Company acknowledges the Staff’s Comment and advises the Staff that the change in accumulated deficit is $61.1 million, and comprises $41.0 million of cumulative equity-based compensation expense that would have been recognized had the offering occurred on December 31, 2020, as well as $20.1 million of additional interest expense that the Company expects to incur on the convertible notes for the period December 31, 2020 through the date of issuance. The Company has revised the disclosure on pages 14, 73, and 76 accordingly.
5.In “Pro forma information” in note 2 to the historical financial statements on page F-8, item (iv) is in regard to the issuance of 6.6 million shares of common stock and associated equity based compensation in connection with the conversion of restricted equity units into restricted stock units that vest. Please explain to us how the associated shares and compensation expense are reflected in the capitalization table.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the 6.6 million shares of common stock discussed on page F-8 of the Registration Statement reflect the Company’s corporate conversion and closing of the offering as if they occurred on January 1, 2020. The shares of common stock are computed using a weighted average for the year ended December 31, 2020 for the determination of the pro forma net loss per share amount that requires a weighted average number of shares, based on the share
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March 9, 2021

activity during the period. The associated shares reflected on a pro forma basis in the capitalization table were determined as if the corporate conversion and closing of the offering occurred on December 31, 2020, with share balances based on figures as of that date.
In addition, the equity-based compensation reflected in the pro forma net loss per share on page F-8 of the Registration Statement reflects the Company’s corporate conversion and closing of the offering as if they occurred on January 1, 2020, which includes expense related to (i) restricted equity units, for which the service-based vesting conditions are satisfied and the qualifying performance-based liquidity event vesting condition will be satisfied in connection with this offering, (ii) accelerated vesting of profits interests in connection with this offering, and (iii) a performance-based profits interest award (for which the service-based vesting condition commences in connection with the offering). As the pro forma information presented in the capitalization table assumes the Company’s corporate conversion and closing of the offering on December 31, 2020, the equity-based compensation reflected in the pro forma net loss per common share calculation from the performance-based profits interest award of $18.8 million was not included in the capitalization table. Given the different methods of computation for the pro forma information in the respective disclosures, the shares of common stock and associated equity-based compensation expense will differ.
The Company has revised the disclosure in “Pro forma information” in Note 2 to the Company’s consolidated financial statements on pages F-8 and F-9 of the Amended Registration Statement to clarify the differences between the capitalization table and the pro forma information contained in “Pro forma information” in the Company’s consolidated financial statements.
6.In note (1) to the capitalization table, you state each $1.00 increase in the assumed initial public offering price of $28.50 would cause an increase of $102.4 million. Please clarify for us your computation of this.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that a $1.00 increase in the revised assumed initial public offering price per share of $33.00, the midpoint of the price range set forth on the cover page of the prospectus which forms a part of the Amended Registration Statement, would cause an increase of approximately $103.4 million in the pro forma as adjusted amount of each of cash, total members’/stockholders’ (deficit) equity, and total capitalization. The structure of the Company’s underwriting discounts and commissions arrangement may result in higher underwriting discounts that apply to the aggregate offering size if it exceeds certain thresholds. At the assumed initial public offering price per share of $33.00, the underwriting discounts applicable to the corresponding aggregate offering size are lower than the underwriting discounts applicable to the aggregate offering size after reflecting a $1.00 increase in the assumed initial public offering price per share. As a result of this arrangement, there is a corresponding increase in the Company’s net proceeds from the offering.
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March 9, 2021

Dilution, page 76
7.Please explain to us how you calculated the historical, pro forma and pro forma as adjusted net tangible book values of $(621.6) million, $(31.7) million and $2.7 billion, respectively, and per unit/share amounts on page 76, in the table on page 77, the paragraph under the table on page 77 and in the last paragraph on page 78.
Response: The Company acknowledges the Staff’s Comment and has supplementally provided the Staff with the below tabular reconciliation that explains how the Company calculated historical, pro forma and pro forma as adjusted net tangible book values and the per unit/share amounts disclosed in the Amended Registration Statement based on the revised price range. The Company has also revised the disclosure on page 76 accordingly.

	As of December 31, 2020
	($ in thousands)
	Assets	Liabilities	Net tangible assets	Shares outstanding	Net tangible assets per share
As reported	$5,067,332	$(5,670,583)		105,822,205
Goodwill and certain intangible assets	(18,344)	—		—
Historical net tangible assets	$5,048,988	$(5,670,583)	$(621,595)	105,822,205	$(5.87)
Conversion adjustment to reduce common units (designated as profits interests) into common stock	—	—		(329,019)
Conversion of preferred units into common stock	—	—		1,329,464,982
Additional shares from issuance of vested REUs, balance at December 31, 2020*	—	—		8,426,655
Conversion of convertible notes into common stock	—	589,851		171,755,974
Pro forma net tangible assets	$5,048,988	$(5,080,732)	$(31,744)	1,615,140,797	$(0.02)
Shares issued in this offering including net cash proceeds based on $33.00, the midpoint of the revised price range	3,197,400	—		100,000,000
Sale of Mr. Kim's shares in the offering	—	—		—
Pro forma as adjusted net tangible assets	8,246,388	(5,080,732)	3,165,656	1,715,140,797	$1.85
Assuming exercise of all options
Exercise of options including cash proceeds and additional shares issued	128,123	—		65,703,902
	$8,374,511	$(5,080,732)	$3,293,779	1,780,844,699	$1.85
Assuming all REUs vested
Vesting of outstanding REUs	—	—		20,765,071
	$8,246,388	$(5,080,732)	$3,165,656	1,735,905,868	$1.82
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t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 9, 2021

($ in thousands)
Convertible notes as of December 31, 2020	$589,851
Additional accrued interest through conversion	20,147
Book carrying value	609,998
Debt discount	25,464
Principal and accrued interest at conversion	$635,462
Conversion to Class A common stock	171,755,974
__________________
*     Such shares were not disclosed in the Registration Statement and are now reflected in the pro forma dilution disclosure in the Amended Registration Statement.
Consolidated Balance Sheets, page F-4
8.In the filing you make a distinction between “common units” and “profits interests.” Based on disclosure on page 182 under “General” within “Description of Capital Stock,” it appears the “Common units” line in “Members’ deficit” consists of common units and profits interests. Please advise if this is true, and if true, whether it is appropriate and useful to report separate lines for each. Additionally, clarify how these ownership interests are alike and differ.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that profits interests represent common units issued and outstanding and are classified within the “Common units” line in “Members’ deficit.” The Company believes it is appropriate to report the profits interests as common units within the members’ deficit line in the consolidated balance sheets of the Company, given such profits interests are legally issued common units. The Company has historically granted certain common units that are designated as profits interests within the meaning of applicable provisions of the IRS Revenue Procedure.
Holders of profits interests have similar rights to those of common unit holders. Certain profits interests will convert at a ratio based on the excess of the per common unit value of the Company at the time of the Company’s corporate conversion over the per common unit value designated at the grant date of the profits interests, which is referred to as the participation threshold, as specified in the underlying award agreements for such profits interests.
The Company has clarified the disclosure on page F-15 accordingly to include further details as to the nature of profits interests and has disclosed the number of common units outstanding designated as profits interests as of December 31, 2020.
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March 9, 2021

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Pro forma information (Unaudited), page F-8
9.    Please reconcile for us the number of shares here to the corresponding amounts presented for capitalization purposes, as both portray pro forma amounts at December 31, 2020 but appear to differ. Include in the reconciliation all components making up amounts for each of Class A and B (for example, common units, profits interests and redeemable convertible preferred units).
Response: The Company acknowledges the Staff’s Comment and respectfully refers the Staff to the Company’s response to Comment 5. The Company advises the Staff that the Company disclosed in the Registration Statement that the pro forma information contained in Note 2 to the Company’s consolidated financial statements reflect the Company’s corporate conversion and closing of the offering as if they occurred on January 1, 2020. The information disclosed in the capitalization table in the Registration Statement reflect the Company’s corporate conversion and closing of the offering as if they occurred on December 31, 2020. Further, the pro forma information contained in Note 2 to the Company’s consolidated financial statements, including common units (which includes profits interests) and redeemable convertible preferred units are computed using a weighted average for the year ended December 31, 2020 for the determination of the pro forma net loss per common stock amount that requires a weighted average number of shares, based on the share activity during the period. The Company has revised the disclosure in “Pro forma information” in Note 2 to the Company’s consolidated financial statements on pages F-8 and F-9 of the Amended Registration Statement to clarify the differences between the capitalization table and the pro forma information contained in “Pro forma information” in the Company’s consolidated financial statements.
*          *          *
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 9, 2021

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.
Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:       Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com